Exhibit 99.2

AMENDMENT NO. 1 TO TRANSACTION SUPPORT AGREEMENT

This amendment, dated as of September 17, 2025 (this “Amendment”), to that certain Transaction Support Agreement, dated as of August 21, 2025 (together with all exhibits, schedules, and attachments thereto, and as may be further amended, supplemented, amended and restated, or otherwise modified from time to time in accordance with the terms thereof, the “Transaction Support Agreement”), is entered into by and among (i) the Company and (ii) the undersigned Consenting Convertible Noteholders. The Company and the undersigned Consenting Convertible Noteholders are each, a “Party” and, collectively, are the “Parties”. Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Transaction Support Agreement.

WHEREAS, pursuant to Section 12(b) of the Transaction Support Agreement, except as otherwise expressly provided for therein, the Transaction Support Agreement may be modified, amended, or supplemented in a writing signed by the Company and the Required Consenting Convertible Noteholders;

WHEREAS, the undersigned Consenting Convertible Noteholders constitute the Required Consenting Convertible Noteholders for purposes of the Transaction Support Agreement and to effect the amendments set forth herein; and

WHEREAS, the Parties desire to amend the Transaction Support Agreement (including the exhibits attached thereto) as set forth herein.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.                  Amendments. Each of the Parties hereby agrees that, effective upon the Amendment Effective Date (as defined below), the Transaction Term Sheet included as Exhibit A to the Transaction Support Agreement is hereby amended and restated in its entirety by Exhibit A hereto.

2.                  Agreement to be Bound. Each of the Parties hereby agrees to be bound by all of the terms of the Transaction Support Agreement as amended or modified by the terms hereof.

3.                  Representations and Warranties.

(a)               Each of the Parties, severally and not jointly, represents and warrants to each other Party, as of the Amendment Effective Date (as defined below): (i) it is validly existing and in good standing under the laws of the state or province of its organization, and this Amendment is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by law or equity; and (ii) it has all requisite corporate or other power and authority to enter into, execute, and deliver this Amendment and to perform its respective obligations under this Amendment.

(b)               Each Consenting Convertible Noteholder party hereto, severally and not jointly, represents and warrants to the Company that, as of the date hereof, such Consenting Convertible Noteholder is (i) the beneficial or record owner (or is the nominee, investment manager, or advisor for beneficial holders) of the principal amount or number of the Company Claims set forth below its name on its signature page hereto, and (ii) has full power and authority to vote on and consent to matters concerning such Company Claims, or to exchange, assign, and Transfer such Company Claims, and to bind the beneficial owners of such Company Claims to any such vote, consent, exchange, assignment, or Transfer.

4.                  Effectiveness. This Amendment shall become effective and binding upon the Parties and the other Consenting Convertible Noteholders when counterpart signature pages to this Amendment have been executed and delivered by the Company and the Required Consenting Convertible Noteholders (the date and time this Amendment becomes effective, the “Amendment Effective Date”). Signature pages executed by the undersigned Consenting Convertible Noteholders shall be delivered to (i) each of the other Consenting Convertible Noteholders party hereto and (ii) the Company. As set forth in the Transaction Support Agreement, the Company shall not make public the identity of any Consenting Convertible Noteholders, unless such disclosure is required by applicable law or legal process (in which case the Company shall, to the extent permitted by law, provide each applicable Consenting Convertible Noteholder with notice of such disclosure a reasonable period of time in advance of such disclosure so that each such Consenting Convertible Noteholder may seek protective measures, if desired).

5.                  Miscellaneous.

(a)               Except as expressly provided herein, this Amendment shall not, by implication or otherwise, alter, modify, amend, or in any way affect any of the obligations, covenants or rights contained in the Transaction Support Agreement, all of which are ratified and confirmed in all respects by the Parties and shall continue in full force and effect.

(b)               Each reference to the Transaction Support Agreement hereafter made in any document, agreement, instrument, notice, or communication shall mean and be a reference to the Transaction Support Agreement as amended and modified hereby.

(c)               THIS AMENDMENT AND ANY CLAIMS, CONTROVERSIES, DISPUTES, OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AMENDMENT ARE TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE APPLICABLE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT IT WILL NOT COMMENCE ANY ACTION, LITIGATION, OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR EQUITY, WHETHER IN CONTRACT, TORT, OR OTHERWISE, IN ANY WAY RELATING TO THIS AMENDMENT, IN ANY FORUM OTHER THAN THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE JURISDICTION OF SUCH COURTS AND AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION, LITIGATION, OR PROCEEDING MAY BE HEARD AND DETERMINED IN NEW YORK STATE COURT, OR, TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT.

(d)               This Amendment, together with the Transaction Support Agreement, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect to such subject matter. Each reference to the Transaction Support Agreement hereafter made in any document, agreement, instrument, filing, pleading, notice, or communication shall mean and be a reference to the Transaction Support Agreement as amended and modified hereby (unless otherwise specified).

(e)               The Section captions herein are for convenience of reference only, do not constitute part of this Amendment and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(f)                In the event the terms and conditions as set forth in the Transaction Support Agreement and this Amendment are inconsistent, the terms and conditions of this Amendment shall control.

(g)               For the convenience of the Parties, this Amendment may be executed and delivered (by facsimile or PDF signature) in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

(h)               If any term, condition or other provision of this Amendment is invalid, illegal, or incapable of being enforced by any rule of Law or public policy, all other terms, conditions, and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a manner adverse to any Party. Upon such determination that any term, condition, or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Amendment so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, each Party has caused this Amendment to be duly executed and delivered as of the date first written above.

ELECTRA BATTERY MATERIALS CORPORATION

By: (signed) “Trent Mell”

Name: Trent Mell

Title: President and Chief Executive Officer

[Signature Page to Amendment No. 1 to Transaction Support Agreement]

CONSENTING CONVERTIBLE NOTEHOLDER:

Whitebox Relative Value Partners, LP

By: (signed) “Andrew Thau”

        Name: Andrew Thau

        Title: Managing Director

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

[Signature Page to Amendment No. 1 to Transaction Support Agreement]

CONSENTING CONVERTIBLE NOTEHOLDER:

Whitebox GT Fund, LP

By: (signed) “Andrew Thau”

        Name: Andrew Thau

        Title: Managing Director

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

[Signature Page to Amendment No. 1 to Transaction Support Agreement]

CONSENTING CONVERTIBLE NOTEHOLDER:

Whitebox Multi-Strategy Partners, LP

By: (signed) “Andrew Thau”

       Name: Andrew Thau

       Title: Managing Director

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

[Signature Page to Amendment No. 1 to Transaction Support Agreement]

CONSENTING CONVERTIBLE NOTEHOLDER:

Pandora Select Partners, LP

By: (signed) “Andrew Thau”

       Name: Andrew Thau

       Title: Managing Director

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

[Signature Page to Amendment No. 1 to Transaction Support Agreement]

CONSENTING CONVERTIBLE NOTEHOLDER:

Nineteen77 Global Multi Strategy Alpha Master Limited

By: UBS Asset Management (Americas), LLC,

its investment manager

By: (signed) “Doyle Horn”

       Name: Doyle Horn

       Title: Director

By: (signed) “Jennifer Edelheit”

       Name: Jennifer Edelheit

       Title: Executive Director

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

[Signature Page to Amendment No. 1 to Transaction Support Agreement]

CONSENTING CONVERTIBLE NOTEHOLDER:

Highbridge Tactical Credit Master Fund, L.P.

By: Highbridge Capital Management, LLC,

as Trading Manager and not in its individual capacity

By: (signed) “Steven Ardovini”

       Name: Steve Ardovini

       Title: Managing Director

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

[Signature Page to Amendment No. 1 to Transaction Support Agreement]

CONSENTING CONVERTIBLE NOTEHOLDER:

Highbridge Tactical Credit Institutional Fund, Ltd.

By: Highbridge Capital Management, LLC,

as Trading Manager and not in its individual capacity

By: (signed) “Steven Ardovini”

       Name: Steven Ardovini

       Title: Managing Director

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

[Signature Page to Amendment No. 1 to Transaction Support Agreement]

Exhibit A

Transaction Term Sheet

Transaction Term Sheet

This term sheet (including all exhibits, annexes, appendices and schedules to this term sheet, as amended, supplemented or otherwise modified from time to time, this “Term Sheet”) summarizes the material terms and conditions of certain proposed deleveraging and recapitalization transactions involving Electra Battery Materials Corporation and its subsidiaries. The Transactions (as defined below) will be consummated on the terms and subject to the conditions set forth in the Transaction Support Agreement, dated as of August 21, 2025, as amended, supplemented, amended and restated or otherwise modified from time to time (the “Agreement”), to which this Term Sheet is attached as Exhibit A. Capitalized terms used but not defined in this Term Sheet that are defined in the Agreement shall have the meanings assigned to such terms in the Agreement.

THIS TERM SHEET IS NOT AN OFFER, SOLICITATION OR ACCEPTANCE WITH RESPECT TO ANY SECURITIES. ANY SUCH OFFER, SOLICITATION OR ACCEPTANCE WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS. NOTHING CONTAINED IN THIS TERM SHEET SHALL BE AN ADMISSION OF FACT OR LIABILITY. THIS TERM SHEET DOES NOT ADDRESS ALL TERMS THAT WOULD BE REQUIRED IN CONNECTION WITH THE TRANSACTIONS, WHICH TRANSACTIONS WILL BE SUBJECT TO DEFINITIVE DOCUMENTS, AND THE CLOSING OF ANY TRANSACTIONS SHALL BE SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN SUCH DEFINITIVE DOCUMENTS.

Without limiting the generality of the foregoing, this Term Sheet and the undertakings contemplated herein are subject in all respects to the negotiation, execution, and delivery of definitive documents acceptable to the Company and the Consenting Convertible Noteholders in accordance with the Agreement. The regulatory, tax, accounting, and other legal and financial matters and effects related to the Transactions and any related or similar transaction have not been fully evaluated, and any such evaluation may affect the terms and structure of any Transaction or any related transactions.

This Term Sheet and the information contained herein are entitled to protection from any use or disclosure to any party or person pursuant to Rule 408 of the Federal Rules of Evidence and any other similar applicable rule, statute, or doctrine protecting the use or disclosure of confidential settlement discussions.

Overview	The “Transactions” means the following transactions (including to avoid doubt, the New Equity Offering (as defined below)), as set forth in the Agreement, this Term Sheet and the associated Definitive Documentation:

•	Each Consenting Convertible Noteholder will exchange 60% of the aggregate principal amount of Convertible Notes beneficially owned or held by such Consenting Convertible Noteholder (such Convertible Notes, the “Equitized Notes”) for New Equity Offering Units (as defined below) as described below (such exchange, the “Equity Exchange”).

•	Each Consenting Convertible Noteholder will exchange the remaining 40% of the aggregate principal amount of Convertible Notes beneficially owned or held by such Consenting Convertible Noteholder (such Convertible Notes, the “Rolled Notes”) for a combination of a new term loan having the terms set forth below (the “New Term Loan”) and Common Shares as described below (such exchange, the “Debt Exchange” and, together with the Equity Exchange, the “Exchanges”).

•	The Consenting Convertible Noteholders will agree to backstop a portion of the New Equity Offering.

On or about the initial Agreement Effective Date, the Company will issue and sell to the Consenting Convertible Noteholders as of such date, and each Consenting Convertible Noteholder as of such date shall severally and not jointly purchase, an aggregate principal amount of new bridge notes (the “Bridge Notes”) as set forth on the signature page of such Consenting Convertible Noteholder to the Agreement.

Equity Exchange	The Equity Exchange will be completed concurrently with the Debt Exchange and the New Equity Offering on the Transaction Effective Date, on the terms and conditions set forth in the Agreement, this Term Sheet and the Definitive Documentation for the Transactions.

Each Equitized Note will be exchanged for a number of New Equity Offering Units equal to (i) the aggregate principal amount of such Equitized Note plus the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on such Equitized Note to but excluding October 9, 2025 divided by (ii) US$0.75.

Debt Exchange	The Debt Exchange will be completed concurrently with the Equity Exchange and the New Equity Offering on the Transaction Effective Date, on the terms and conditions set forth in the Agreement, this Term Sheet and the Definitive Documentation for the Transactions.

The Rolled Notes held by each Consenting Convertible Noteholder will be exchanged for the following: (i) an aggregate principal amount of New Term Loan equal to the sum of (x) the aggregate principal amount of Rolled Notes held by such Consenting Convertible Noteholder, (y) the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on such Rolled Notes to but excluding the Transaction Effective Date and (z) the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on the Equitized Notes beneficially owned or held by such Consenting Convertible Noteholder from and including October 9, 2025 to but excluding the Transaction Effective Date, and (ii) a number of Common Shares equal to 12.5% of the sum of (x) the aggregate principal amount of Rolled Notes held by such Consenting Convertible Noteholder and (y) the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on such Rolled Notes to but excluding October 9, 2025 divided by US$0.90 (which is the closing price in U.S. dollars of the Common Shares on the TSX Venture Exchange (“TSX-V”) on September 15, 2025). Based on the number of Rolled Notes held by all Consenting Convertible Noteholders, a total of 3,822,341 Common Shares will be issuable in the Debt Exchange.

New Equity Offering	The Company will use its reasonable best efforts to complete an offering of units consisting of one Common Share together with one full warrant, each such full warrant to purchase one Common Share at a strike price US$1.25 and having a term of 3 years (each such unit, a “New Equity Offering Unit”), raising at least US$30,000,000 in gross cash proceeds on terms reasonably acceptable to the Consenting Convertible Noteholders (the “New Equity Offering”). All warrants issued in the New Equity Offering will be exercisable for cash and will not be exercisable on a “cashless,” “net share settle” or similar basis. The New Equity Offering will be completed concurrently with the Exchanges. The proceeds from the New Equity Offering will be used to (i) redeem or repay all amounts owing under the Bridge Notes, (ii) pay transaction expenses incurred in connection with the Transactions (including, without limitation, the Transaction Expenses (as defined below)), (iii) in the event the Company raises more than US$34,500,000 in the New Equity Offering, all amounts in excess of US$34,500,000 will be used to repurchase Convertible Notes (at a purchase price of par plus accrued and unpaid interest (including any deferred interest amounts)) otherwise subject to exchange in the Equity Exchange, (iv) refinery construction, and (v) other general corporate purposes.

The Consenting Convertible Noteholders will agree to backstop (the “Backstop Commitment”) an aggregate US$10,000,000 of New Equity Offering Units to be sold in the New Equity Offering at a price per New Equity Offering Unit of US$0.75. All units sold pursuant to the Backstop Commitment shall be sold at the same price per New Equity Offering Unit as all other investors participating in the New Equity Offering. Each Consenting Convertible Noteholder will, severally and not jointly, be responsible to fund that portion of the Backstop Commitment equal to its pro rata ownership of Convertible Notes, calculated based on the aggregate principal amount of Convertible Notes held by all Consenting Convertible Noteholders. The Consenting Convertible Noteholders’ respective obligations to purchase securities pursuant to the Backstop Commitment will be reduced to the extent third party investors purchase more than US$20,000,000 in the New Equity Offering.

Conditions Precedent to the Exchanges and Purchase under the Backstop Commitment	Among other customary conditions precedent for transactions of this kind and complexity, including transaction documents being in form and substance acceptable to the Consenting Convertible Noteholders, customary certificates, KYC, bring down of representations, no default, and no material adverse effect, the following are also conditions precedent to the Transaction Effective Date:

•	The Agreement shall not have been terminated and shall remain in full force and effect.

•	The concurrent closing of the New Equity Offering raising aggregate gross cash proceeds of at least US$30,000,000.

•	The Company’s continued eligibility to receive funds under the Company’s existing grants from the U.S. Department of Defense.

•	The Company, its board of directors and its shareholders shall have taken all necessary actions and given all approvals necessary under applicable laws, rules and regulations or the rules and regulations of the TSX-V or the Nasdaq Stock Market to implement and effectuate the Transactions.

•	The execution and delivery by the Company of Definitive Documents implementing the governance terms specified in this Term Sheet, and such Definitive Documents shall be in full force and effect.

•	The Company shall each have obtained all authorizations, consents, approvals, rulings, or documents that are necessary to implement and effectuate the Transactions, and all applicable regulatory or government-imposed waiting periods shall have expired or been terminated without any action being taken or threatened by any competent authority that would restrain, prevent, or otherwise impose materially adverse conditions on such Transactions.

•	Each document or agreement constituting the applicable Definitive Documents shall have been executed or effectuated, shall be in form and substance acceptable to the Consenting Convertible Noteholders and otherwise consistent with the Agreement and this Term Sheet, and any conditions precedent related thereto or contained therein shall have been satisfied and not be subject to any unfulfilled conditions prior to or contemporaneously with the occurrence of the Transaction Effective Date or otherwise waived in accordance with such Definitive Documents.

•	There shall not have been instituted or be pending any action, proceeding, application, claim, counterclaim, or investigation (whether formal or informal) (or there shall not have been any material adverse development to any action, application, claim, counterclaim, or proceeding currently instituted, threatened, or pending) before or by any court, governmental, regulatory, or administrative agency or instrumentality, domestic or foreign, or by any other person, domestic or foreign, in connection with the Transactions that would prohibit, prevent, or restrict consummation of the Transactions.

•	The Transaction Effective Date shall occur prior to October 21, 2025.

•	There shall not be any default or event of default that has occurred and is continuing under any of the Convertible Notes, the Bridge Notes or any other indebtedness of the Company or any of its subsidiaries.

•	The Transaction Expenses shall have been contemporaneously paid in full in cash.

Governance	Concurrently with the funding of the Bridge Notes, the Consenting Convertible Noteholders will have the right to appoint 1 member of the Company’s board of directors (the “Board”). From and after the Transaction Effective Date, (i) the Board shall consist of no more than 7 directors and (ii) the Consenting Convertible Noteholders shall have the right to appoint members of the Board as follows:

•	Three (3) members of the Board in total, with one of the directors appointed by the Consenting Convertible Noteholders to be the chairperson of the Board, until such time as no Consenting Convertible Noteholder owns at least 20% of the outstanding Common Shares owned by it as of the Transaction Effective Date (after giving effect to the Transactions).

•	Two (2) members of the Board in total, until such time as no Consenting Convertible Noteholder owns at least 15% of the outstanding Common Shares owned by it as of the Transaction Effective Date (after giving effect to the Transactions).

•	One (1) member of the Board, until such time as no Consenting Convertible Noteholder owns at least 10% of the outstanding Common Shares owned by it as of the Transaction Effective Date (after giving effect to the Transactions).

Amendment to Royalty Agreement:	The Company will amend each of the Royalty Agreements, dated as of February 13, 2023, with the Consenting Convertible Noteholders on the Transaction Effective Date to (i) extend the length of the royalty on revenues from five years following the commencement of commercial production to seven years following the commencement of commercial production and (ii) raise the aggregate cap under all Royalty Agreements from US$6,000,000 to US$10,000,000.

Amendment to Existing Warrants	Each Consenting Convertible Noteholder agrees, on the Transaction Effective Date, to cancel all outstanding warrants previously issued by the Company pursuant to that certain warrant indenture, dated February 13, 2023, as amended, between the Company and TSX Trust Company, or that certain warrant indenture, dated November 27, 2024, between the Company and TSX Trust Company.

New Term Loan

Borrower	The Company

Collateral; Guarantors	Same as the Convertible Notes

Administrative Agent	To be selected by the Consenting Convertible Noteholders

Amount	Limited to the aggregate principal amount of to be issued in the Debt Exchange. The loans will be term loans.

Closing Date	Transaction Effective Date

Interest	Payable in cash or in kind at the Company’s election at a rate per annum of 8.99% if paid in cash / 11.125% if paid in kind

Maturity	Three years from the Transaction Effective Date

Mandatory Prepayments	Consistent with first lien term loan facilities for similarly situated borrowers. To avoid doubt, this will not include any mandatory prepayment as a result of equity issuances or permitted debt issuances.

Covenants / Reps and Warranties / Events of Default	Substantially the same as the Convertible Notes to the extent applicable, with such changes as shall be agreed by the Consenting Convertible Noteholders, and otherwise consistent with first lien term loan facilities for similarly situated borrowers

The New Term Loan will require cash and cash equivalents in accounts subject to control agreements to be at least US$15.0 million at all times, which amount will reduce to US$2.0 million on the later of (i) April 1, 2026 and (ii) such date as the Company has provided to the new term loan lenders signed binding commitments on terms and conditions acceptable to the new term loan lenders pursuant to which (x) the Government of Canada will fund to the Company at least CAD20 million and (y) the Government of Ontario will fund to the Company at least CAD 17.5 million.

Lien Priority	First-priority liens consistent with the Convertible Notes

Redemption	Callable prior to maturity, in part or in full, at a percentage of par (105% during first year, 103% during the second year and 101% during the third year) plus accrued and unpaid interest through the redemption date.

Conditions Precedent	Consistent with first lien term loan facilities for similarly situated borrowers

Bridge Notes

Amount	US$2,000,000 aggregate principal amount

Issuer	The Company

Collateral; Guarantors	Unsecured; same guarantors as the Convertible Notes

Purchase Price	Par (no original issue discount)

Maturity Date	90 days following issuance

Interest	12.00% per annum, payable in arrears on the maturity date

Ranking	Pari passu with the Convertible Notes and the Royalty Agreements dated February 13, 2023

Redemption	The Company will be required to redeem the Bridge Notes concurrently with the completion of the Transactions at a redemption price equal to 100% of the aggregate principal amount of Bridge Notes redeemed plus all accrued and unpaid interest thereon.

The Company may redeem the Bridge Notes at any time at a redemption price equal to 100% of the aggregate principal amount of Bridge Notes redeemed plus all accrued and unpaid interest thereon.

Events of Default	Customary for transactions of this kind and complexity, provided that any event of default under the Convertible Notes shall constitute an event of default under the Bridge Notes. The Company shall enter into one or more supplemental indentures with regard to the Convertible Notes providing that an event of default under the Bridge Notes shall constitute an event of default under the Convertible Notes.

Certain Conditions Precedent	Among other customary conditions precedent for transactions of this kind and complexity, the funding of the Bridge Notes will also be subject to the Company’s continued eligibility to receive funds under the Company’s existing grants from the U.S. Department of Defense.

Definitive Documents	This Term Sheet does not set forth all of the terms of the Transactions or the Bridge Notes, and any definitive or binding agreement shall be subject to the Definitive Documents, which Definitive Documents shall be consistent with the terms of this Term Sheet and the Agreement and shall be in form and substance acceptable to the Consenting Convertible Noteholders.

Any documents contemplated by this Term Sheet, including any Definitive Documents, that remain the subject of negotiation as of the Agreement Effective Date shall be subject to the rights and obligations set forth in the Transaction Support Agreement. Failure to reference such rights and obligations as it relates to any document referenced in this Term Sheet shall not impair such rights and obligations.

Tax Structure	The terms of the Transactions will be structured to maximize tax efficiencies for the Company and the Consenting Convertible Noteholders.

Definitive Documents for the Transactions and the Bridge Notes will include tax gross-ups for any withholding tax due on payments made to any of the Consenting Convertible Noteholders in connection with any of the securities or loans acquired in the Transactions or the Bridge Notes.

Expenses	The Company will pay all reasonable fees and expenses incurred by the Consenting Convertible Noteholders in connection with the Transactions and the purchase of the Bridge Notes (such fees and expenses, the “Transaction Expenses”).

Governing Law	New York